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FOR IMMEDIATE RELEASE


              HOLLINGER INC. FILES UNAUDITED CONSOLIDATED FINANCIAL
                   STATEMENTS FOR THE SECOND QUARTER OF 2003


         Toronto, Ontario, August 25, 2003: HOLLINGER INC. (TSX: HLG.C) announced today that it has filed with Canadian securities regulators its unaudited second quarter 2003 consolidated financial statements. Those financial statements can be accessed through www.sedar.com. In addition, copies of the filed statements will be available upon request by contacting the Company at
(416) 363-8721. Copies of these financial statements and related management's discussion and analysis will be mailed shortly to Hollinger Inc. shareholders.

For further information please call:

Fred Creasey
Chief Financial Officer
Hollinger Inc.

(416) 363-8721